September 14, 2018

David Lazar
Chief Executive Officer
Zhongchai Machinery, Inc.
3445 Lawrence Avenue
Oceanside, NY 11572

       Re: Zhongchai Machinery, Inc.
           Registration Statement on Form 10-12G
           Filed on July 24, 2018
           File No. 000-31091

Dear Mr. Lazar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure